 EXHIBIT 1.01

HNI Corporation
Conflict Minerals Report
For the Year Ended December 31, 2022

1.Conflict Minerals Rule Overview

This conflict minerals report of HNI Corporation (the Corporation, we or our) for the year ended December 31, 2022 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule).  The Rule imposes reporting obligations on Securities and Exchange Commission (SEC) registrants manufacturing or contracting to manufacture products containing conflict minerals necessary to the functionality or production of their products.  Conflict Minerals are cassiterite, columbite-tantalite (also called coltan), gold, wolframite and their derivatives, limited to tin, tantalum, tungsten and gold (3TG).

In accordance with the Rule and SEC guidance, this report has not been audited.

2.Overview of HNI Corporation

The Corporation is a provider of workplace furnishings and residential building products, with operations and sales globally.  This report presents information for the Corporation and its consolidated subsidiaries.

The Corporation categorizes its products in two segments, workplace furnishings products and residential building products.

2.1 Workplace Furnishing Products

The Corporation designs, manufactures and markets a broad range of office furniture including panel-based and freestanding furniture systems, seating, storage, tables and architectural products.

2.2 Residential Building Products

The Corporation's line of hearth products includes a full range of gas, wood, electric, and pellet-burning fireplaces, inserts, stoves, facings, and accessories.

3.HNI Supply Chain Overview

The Corporation is a global company, with sales throughout the world and manufacturing operations in the United States, Mexico and India.  Most of our suppliers are not SEC registrants and are not subject to SEC reporting requirements.

In most instances, multiple supply chain layers exist between the Corporation and smelters or refiners.  The Corporation does not have a direct relationship with 3TG smelters or refiners.  The Corporation places responsibility on its direct suppliers for information regarding their suppliers.

The Corporation evaluated supplied materials and components, and reviewed bills of materials, to determine which products manufactured or contracted to be manufactured by the Corporation contained 3TG or could contain 3TG necessary to the product's functionality or production.  This analysis indicated 3TG were contained or potentially contained in several workplace furnishing and residential building product categories. The soldering in our LED lights, hardware and fittings, as well as certain glass components contain small amounts of tin. Printed circuit boards in some of our products contain small amounts of gold, tantalum, and tin. And, our trim work contains very small amounts of gold. The products containing or that could contain 3TG comprise a significant portion of our product lines. But, only a negligible percentage of any product’s value is derived from the 3TG contained in it.

The Corporation identified 355 suppliers that supplied materials and components that contained or potentially contained 3TG and are necessary to the functionality or production of the Corporation's products (“in-scope suppliers”).  The Corporation then segmented those in-scope suppliers into three categories based on the materials and components they supplied to the Corporation and the likelihood the product contained necessary 3TG: (i) low risk for containing 3TG, (ii) medium risk for containing 3TG and (iii) high risk for containing 3TG.

4.Reasonable Country of Origin Inquiry

The Corporation contacted each in-scope supplier by email to inquire about whether necessary 3TG were contained in products sold by the supplier to the Corporation during calendar year 2022 and the country of origin of those necessary 3TG.  Suppliers contacted by the Corporation were provided two alternatives for responding:

•Certify products sold to the Corporation did not contain 3TG; or

•Complete the reporting template created by the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative (EICC-GeSI) and now administered by the Responsible Minerals Initiative (RMI).

The Corporation’s internal team reviewed responses received from suppliers.  The Corporation identified red flags or suspected inconsistencies in the responses to determine where further follow-up was required. Then, the Corporation sent a second email to any in-scope suppliers who failed to respond to the initial request and those that provided what was believed to be incomplete, inconsistent, or inaccurate information.  The Corporation focused further follow-up efforts on high and medium risk suppliers. We continued to communicate with such in-scope suppliers by email (at least one time) and then by phone (up to two times). As a result of the supplier engagement and follow-up efforts, the Corporation received responses from approximately 65% of the in-scope suppliers we surveyed, which represented approximately 92% of our aggregate spend with all in-scope suppliers in 2022.  We received responses from approximately 94% of in-scope high risk suppliers, which represented approximately 99% of the aggregate spend of all high risk suppliers in 2022.

The majority of the in-scope suppliers responded to our request by providing only company level data without specifying whether 3TG were contained in products supplied to the Corporation. Certain of the Corporation's suppliers indicated 3TG contained in the products they supplied originated solely from scrap or recycled sources.

Our reasonable country of origin inquiry investigation did not produce sufficient information from suppliers for the Corporation to determine whether the necessary 3TG in the Corporation's products originated in the covered countries or whether the necessary 3TG were from recycled or scrap sources. Therefore, the Corporation undertook due diligence measures to gather more information about the source and chain of custody about the 3TG in our products.

5.Design of Due Diligence Framework

The Corporation designed its program to conform, in all material respects, with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements for gold and for tantalum, tin and tungsten.

6.Due Diligence Measures Performed

OECD Step 1: Establish Strong Company Management Systems

Policy

The Corporation maintains a conflict minerals policy. The policy is referred to in the Corporation’s Supplier Code of Conduct, has been distributed to certain targeted suppliers and is publicly available at investors.hnicorp.com/governance/governance-

documents/. Our corporate website and its contents are provided for convenience only.  The website and its contents are not incorporated by reference into this Report nor deemed filed with the Securities and Exchange Commission.

Internal Team

The Corporation's management system includes a leadership team of the Senior Vice President, General Counsel and Secretary as the executive sponsor, and oversight and participation of the Director of Compliance, Vice President, Strategic Procurement (oversight of workplace furnishing procurement) and the Vice President, Supply Chain (oversight of building products procurement).

A core team conducted the due diligence measures and provided updates and reported to the leadership team throughout the process utilizing face-to-face meetings and written reports. The core compliance team included representatives from the Corporation's Law, Internal Audit, Procurement and Global Sourcing departments.

Control Systems

The Corporation primarily worked directly with its suppliers to determine upstream entities in the supply chain. The Corporation participated in work groups within the National Association of Manufacturers (NAM), Manufacturers Alliance and with the Business and Institutional Furniture Manufacturers Association (BIFMA) to identify common industry suppliers and centralize the engagement and training efforts. It is the Corporation’s policy to retain relevant supplier responses documentation for no less than five (5) years.

Supplier Engagement and Training

To educate our suppliers about the requirements of the Rule, the Corporation offered to its in-scope suppliers access to online resources and training and personal assistance as required.  The Corporation also provided background materials and an overview of the Rule to in-scope suppliers it contacted.
The Corporation’s Supplier Code of Conduct includes a conflict minerals provision and its standard supply agreements include a contractual provision addressing 3TG sourcing and information.

Grievance Mechanism

The Corporation's conflict minerals policy directs suppliers to report any policy violations or issues through the Corporation's Speak Up! ethics hotline at www.speakup.hnicorp.com.

     OECD Step 2: Identify and Assess Risk in the Supply Chain
•We reviewed the responses provided by our suppliers to determine if their responses were incomplete, inconsistent with other responses from similar suppliers, or contained what we believed could be inaccurate information. After identifying incomplete, inconsistent or inaccurate responses, we followed-up with suppliers to obtain more complete and accurate responses.
o19 of our in-scope suppliers that provided completed CMRT’s provided lists of smelters and refiners. We reviewed those responses and followed-up with suppliers when certain red flag events occurred. Those red flags and the relevant follow-up steps included:
Lack of response from a high risk supplier – requested the supplier provide a response
Incomplete response from a high risk supplier – requested the supplier provide a completed response
Statement by high risk supplier that products did not contain 3TG – if not previously disclosed, requested the supplier reconsider response and provide confirmation or correction
Statement by high risk supplier that products contained 3TG - if not previously disclosed, requested explanation of how they determined products contained 3TG and the country of origin of the 3TG
oWe reviewed smelter information received from supplier responses, eliminated duplicate names, and corrected what we believed to be misspellings or incidental omissions of smelter and refiner names and smelter identification numbers.

oWe compared the names and smelter identification numbers of the smelters and refiners received from suppliers against the lists on the RMI website to determine which smelters and refiners listed by our suppliers have been designated as conformant, active or not known to be smelters or refiners by the Responsible Minerals Assurance Program (“RMAP”).

    OECD Step 3: Design and Implement Strategy to Respond to Identified Risks

The Corporation developed a plan for addressing red flags and conducting due diligence on supplier responses requiring follow-up.  As stated, the plan took into account the risk-based categorization of the supplied product in determining the appropriate level of follow-up. The core compliance team provided regular updates to the executive sponsors and senior leadership throughout the compliance effort. Following the conclusion of the Corporation's conflict minerals effort for 2022, a report was provided to the Corporation’s senior leadership team.

We have not terminated any suppliers as a direct result of our due diligence.  Our conflict minerals policy provides for engagement with any supplier not complying with our policy and, if compliance cannot be attained within a reasonable period, the option of sourcing from a new supplier.  Given the lack of infrastructure and transparency to determine if 3TG present in our products support conflict in the covered countries, we focused on continuing supplier education and emphasis on the Corporation’s commitment to use only conformant 3TG materials in products we manufacture or contract to manufacture.

OECD Step 4: Carry Out Independent Third-Party Audit of Smelter or Refiner Due Diligence

The Corporation is several layers removed from the smelters where 3TG minerals are processed and is therefore not well-positioned to require or implement audits of these smelters ourselves.  We believe audits of smelters’ and refiners’ due diligence practices conducted by the RMAP or other third parties are the best way to identify smelters and refiners having due diligence systems in place to promote responsible sourcing.

OECD Step 5: Report Annually on Supply Chain Due Diligence

This Conflict Minerals Report details the design and implementation of the Corporation's compliance effort and provides an overview of engagement with suppliers.  This Conflict Minerals Report is publicly available on the Corporation's website at www.hnicorp.com/investors/corporate-governance and is filed with the SEC.

7.Results of Review

7.1 Facilities Used to Produce the Necessary 3TG

Most of our suppliers who responded to our request and indicated the presence of 3TG in the products they supply did provide a smelter or refiner list. But, some of those indicated they did not receive 100% response from their suppliers.  Of the suppliers who provided a smelter or refiner list, about 75% (vs 58% last year) provided information at a company level, as opposed to a product or user-defined level.  The Corporation continues to work with its suppliers to obtain complete and product level information, however given this year’s results, we could not determine which smelters and refiners our suppliers named actually processed the necessary 3TG in the Corporation’s products.

The Corporation has not listed smelter and refiners named by its suppliers because it does not have sufficient detail to determine which facilities actually processed the necessary 3TG in our products. But, on an aggregated basis, after the Corporation eliminated duplications and removed the names of facilities that were not known to be smelters or refiners, our suppliers identified 369 unique smelter and refiner names, including approximately 179 gold refiners, 39 tantalum smelters, 98 tin smelters and 53 tungsten smelters.  The Corporation compared those smelters and refiners to the smelter and refiner lists maintained by the RMAP.  The comparison of the smelter and refiner names indicate our suppliers named 95 conformant gold refiners, 33 conformant tantalum smelters, 62 conformant tin smelters and 36 conformant tungsten smelters. The comparison of the smelter and refiner names also indicates our suppliers named 5 active gold smelters and 3 active tin smelters.

7.2 Country of Origin of Our Necessary 3TG

Based on the responses provided by our suppliers, the Corporation did not receive sufficient information to identify the country of origin of the necessary 3TG in our products. Accordingly, we are unable to disclose the country of origin of the necessary 3TG in our products for the 2022 calendar year.

7.3 Efforts to Determine the Mine or Location of Origin

The Corporation believes the most reasonable effort we can make to determine the mines or locations or origin of our necessary 3TG is to seek information from our direct suppliers about the smelters and refiners and the countries of origin of the necessary 3TG in products they sell to us and urge our suppliers do the same with their direct suppliers. The Corporation expects to continue working with its suppliers to identify the specific smelters and refiners processing the 3TG in products supplied to the Corporation.

8.    Risk Mitigation Steps

The Corporation intends to continue the following steps to improve our due diligence process and further mitigate risk:
•Provide training to and engage with our suppliers to obtain more complete and accurate response to our inquires.
•Provide training and resources for our supply chain employees to support the gathering of information about the 3TG in our products.
•Encourage suppliers to provide accurate and complete smelter and refiner information specific to the material they supply to the Corporation, stressing the need for product level information.
•Active participation in conflict minerals working groups.

9.    Forward-Looking Statements

Certain statements contained in this Report, including those made under the “Risk Mitigation Steps” section, reflect the Corporation’s expectations with respect to future performance and constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements of the plans and objectives of management for future operations. These statements are subject to a variety of uncertainties, unknown risks and other factors concerning the Corporation’s operations and business environment, which are difficult to predict and are beyond the control of the Corporation. Factors that could adversely affect our future performance include (1) those described under the heading “Risk Factors” in Item 1A of Part I of our Annual Report on Form 10-K for the year ended December 31, 2022, (2) the responsible sourcing of 3TG in our supply chain by our direct and indirect suppliers and (3) the effectiveness of traceability systems used by our direct and indirect suppliers to determine the source and chain of custody of 3TG contained in our supply chain.